Piengchal Pookakupt,Ph.D.
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04045075

12g3-2(b) File No.82-4922

Ref No. CN. 588/2004

September 24, 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SEP 24 2004

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

dlw 9/27

CS028-4-03

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,

Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. CN. 2146/2004

September 23, 2004

To: The President
The Stock Exchange of Thailand

<u>Subject : Clarification on Potential Increase in NPL</u>

In reference to the news report that the Bank of Thailand had been conducting its 2004 annual examination of the Bank's assets and liabilities position. The Bank has also implemented an internal assessment of the quality of currently performing restructured loans, and expect that our non-performing loans may increase by no more than 2-3%, should the Bank reclassify the loans with default risk.

The Bank would like to clarify that the factors which the Bank uses as criteria to assess the default risk includes such as the sources of cash flow used in payment of loans, the amount of cash flow and payment periods as well as potentials of loan guarantor, etc. The amount of NPL, which may increase, would have no impact on the Bank's operating results as the Bank currently has excess loan loss reserve of Baht 13,512 million as of June 30, 2004, which would be sufficient to absorb such reclassification.

Please be informed accordingly.

Yours sincerely,

Somkiat Sirichatchai

CS039-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140 Thailand

Media Release

Basel, 20 September 2004

Significant Survival Benefit for Breakthrough Drug Tarceva in Advanced Pancreatic Cancer

Study shows a significant improvement in overall survival for patients given Tarceva combined with chemotherapy versus chemotherapy alone

Roche, Genentech, Inc. and OSI Pharmaceuticals, Inc., today announced positive results from a phase III study of investigational drug Tarceva (erlotinib) in locally advanced or metastatic pancreatic cancer patients. The study met its primary endpoint of improving overall survival.

This study demonstrated a statistically significant 23.5 percent improvement in overall survival for patients with locally advanced or metastatic pancreatic cancer receiving Tarceva plus gemcitabine, when compared to patients receiving gemcitabine alone (a hazard ratio of 0.81 and a p-value of 0.025 were observed). A statistically significant improvement in progression-free survival was also demonstrated although no differences in tumour response were observed.

Pancreatic cancer is the fourth leading cause of all cancer deaths; in Europe each year 60,000 people are diagnosed with pancreatic cancer and current treatment options are limited.

"The survival benefit delivered in this study is particularly exciting, as these results come on top of the good data in lung cancer. This means new hope for pancreatic patients who currently have a poor prognosis and further encourages us that Tarceva may have significant potential in a number of cancers," said William M. Burns, Head of Roche's Pharmaceuticals Division. "This study reaffirms Tarceva's position as the fifth product in our oncology portfolio with a proven survival benefit alongside Herceptin, MabThera, Xeloda and Avastin, underlining Roche's leadership in oncology."

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

"The results of this trial of Tarceva in combination with gemcitabine represent an important advancement in treating patients with pancreatic cancer," stated Dr. Malcolm Moore, Study Chair and Medical Oncologist at Princess Margaret Hospital and Chair of the Gastrointestinal Disease Site, NCIC Clinical Trials Group. "Pancreatic cancer is widely recognized as a difficult disease to treat and new therapeutic regimens are desperately needed. These results also demonstrate that the HER1/EGFR signalling pathway is an important target in pancreatic cancer, and offer hope that further progress can be made."

In a recent study, Tarceva was shown to significantly improve survival in non-small cell lung cancer (NSCLC), the most common type of cancer worldwide. A Marketing Authorisation Application for Tarceva monotherapy treatment of advanced non-small cell lung cancer was recently made to the European health authorities and to the US Food and Drug Administration (FDA). Early-stage trials of Tarceva are also being conducted in other solid tumours, such as ovarian, colorectal, head and neck, renal cell carcinoma, glioma and gastrointestinal cancers.

About the Study

The multi-centre, randomised, double-blind, placebo-controlled Phase III international study was conducted by the National Cancer Institute of Canada, Clinical Trials Group at Queens University (NCIC CTG) in collaboration with OSI Pharmaceuticals. The study evaluated Tarceva at 100mg/day or 150mg/day in patients with locally advanced or metastatic pancreatic cancer. Patients received either gemcitabine with Tarceva or gemcitabine plus placebo. A total of 569 patients were randomised into the study, with 521 patients receiving 100mg/day Tarceva or placebo and 48 patients receiving 150mg/day Tarceva or placebo. The study was an international study with sites in the U.S., Asia, Canada, Europe, Australia and South America.

This international study demonstrated a statistically significant 23.5 percent improvement in overall survival for patients with locally advanced or metastatic pancreatic cancer when compared with overall survival in patients receiving gemcitabine plus placebo. A hazard ratio of 0.81 and a p-value of 0.025 were observed (a hazard ratio of less than one indicates a reduction in the risk of death and a p-value of less than 0.05 indicates statistical significance). A statistically significant improvement in progression-free survival was also demonstrated although no differences in tumour response were observed. A preliminary analysis of the safety data did not reveal any unexpected safety signal beyond that seen in prior experience of Tarceva use in both monotherapy and combination settings.

About Tarceva

Tarceva is a small molecule designed to target the human epidermal growth factor receptor 1 (HER1) pathway, which is one of the factors critical to cell growth in many cancers. HER1, also

known as EGFR, is a key component of the HER signalling pathway, which plays a role in the formation and growth of numerous cancers. Tarceva is designed to inhibit the tyrosine kinase activity of the HER1 signalling pathway inside the cell, which may block tumour cell growth. Previous studies have shown that Tarceva is the first agent to show a survival benefit in patients with relapsed non-small cell lung cancer, resulting in Roche's recent submission of a Marketing Authorisation Application to the European health authorities for Tarceva for the monotherapy treatment of advanced non-small cell lung cancer. A similar application for Tarceva has also been made to the U.S. Food and Drug Administration.

About Pancreatic Cancer

The pancreas is a large organ lying behind the stomach that is essential in the metabolism of sugar and fat. Cancer of the pancreas strikes about 5 out of every 100,000 people and is one of the deadliest forms of cancer. Approximately 60,000 new cases of pancreatic cancer are diagnosed per year in Europe and 30,000 new cases in the US. The prognosis is poor for pancreatic cancer patients, with most studies showing 5-year survival of less than 5%. Those at the highest risk are in their 60s to 80s. Most pancreatic tumours originate in the cells of the pancreas that produce digestive enzymes (acinar cells). These adenocarcinomas account for almost 95% of pancreatic tumours.

About Roche in Oncology

Within the last five years the Roche Group including its partners Genentech in the US and Chugai in Japan has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented four marketed products with survival benefit in different major tumour indications: Xeloda and Herceptin in advanced stage breast cancer, MabThera in non-Hodgkin's lymphoma, and Avastin in colorectal carcinoma. In the United States Herceptin, MabThera and Avastin are marketed either by Genentech alone or together with Biogen Idec Inc. Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these drugs.

The Roche oncology portfolio also includes NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcaemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). CERA is the most recent demonstration of the commitment to anaemia management. The Roche Group's cancer medicines generated sales of more than 3.3 billion Swiss francs in the first half of 2004.

Media Release

Basel, 20 September 2004

Bonviva: First once-a-month tablet regimen for the treatment of osteoporosis submitted in Europe

Roche and GlaxoSmithKline plc announced today the submission of a Marketing Authorisation Application to the European authorities for a novel, once-monthly oral formulation of their new bisphosphonate, Bonviva (ibandronate), for the treatment of postmenopausal osteoporosis.

"Bonviva is expected to be the first once-monthly tablet for osteoporosis, potentially enhancing compliance for patients throughout Europe. It offers the efficacy of a bisphosphonate with the simple convenience of just 12 tablets a year," commented William M. Burns, Head of Roche Pharmaceuticals Division. "This follows the filing for the once monthly regimen in the US earlier this year and brings us a step closer to commercialising the first ever monthly oral formulation of any pharmaceutical brand."

The application is supported by clinical trial data (the MOBILE study), which investigated more convenient oral regimens of Bonviva for the treatment of osteoporosis. Both Bonviva doses studied (100 mg and 150 mg monthly) were at least as effective as the daily regimen in increasing spine Bone Mineral Density (BMD), a commonly used marker of drug efficacy. Preliminary safety evaluation indicates that the monthly oral regimens were well tolerated.

"A dosing regimen of just a single tablet once a month offers patients a new degree of freedom, potentially making it easier for them to take their therapy and stay on it," observed Andrew Witty, President, Pharma Europe at GSK.

The European Commission approved the once-daily formulation in February 2004, and the companies have been exploring more convenient dosing options before launching the product. A supplemental new drug application (sNDA) for the once-monthly formulation was filed with the U.S. Food and Drug Administration (FDA) in May 2004.

About Bonviva

Bonviva, a potent bisphosphonate, has been studied to date in clinical trials involving over 9,000 patients. The ongoing clinical development programme is evaluating monthly oral and bi-monthly/quarterly intravenous dosage regimens in women with postmenopausal osteoporosis.

Once daily Bonviva is indicated for the treatment and prevention of osteoporosis in postmenopausal women by reduction of elevated bone turnover, increasing bone mineral density and reduction of the incidence of vertebral fractures.

About the Roche/GSK Collaboration

In December 2001, Roche and GSK announced that they would co-develop and co-promote Bonviva for the treatment and prevention of postmenopausal osteoporosis in all countries, except Japan. The Roche/GSK collaboration provides expertise and commitment to bring new osteoporosis therapies to market as quickly as possible.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

About GSK

GSK, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Note to editors:
- BMD (bone mineral density), measured by densitometry, gives an accurate and precise measurement of the amount of bone.
- Bonviva, like other bisphosphonates administered orally, may cause upper gastrointestinal disorders such as dysphagia, esophagitis and esophageal or gastric ulcer.
- Bonviva is a trademark of the Roche Group.

Further information

www.roche.com

www.gsk.com

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp